UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2007
KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)
KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☑          Form 40-F   ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐          No   ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-                    .]

Kowloon-Canton Railway Corporation
Consolidated Income Statement (HK$ million)
for the half-year ended 30 June 2007

Year-ended		Half-year ended
31 Dec 2006		30 Jun 2007	30 Jun 2006
(Audited)		(Audited)	(Unaudited)
5,622	Revenue	2,838	2,736
3,042	Less: Operating costs before depreciation and amortisation	1,531	1,474

2,580	Operating profit before depreciation and amortisation	1,307	1,262
2,288	Depreciation and amortisation	1,153	1,137

292	Operating profit after depreciation and amortisation	154	125
(316)	Net interest and finance expenses	(432)	(147)
427	Profit from property development	—	—
27	Share of profit of associate	16	11

430	Profit/(loss) before unrealised gains/losses	(262)	(11)
(198)	Gains/(losses) on changes in fair value of derivative financial instruments and hedged borrowings	283	(112)
99	Net valuation gains on investment properties	6	43

331	Profit before taxation	27	(80)
(53)	Income tax	(8)	20

278	Profit/(loss) for the period wholly attributable to the sole shareholder of the Corporation	19	(60)

Kowloon-Canton Railway Corporation
Consolidated Balance Sheet (HK$ million)
As at 30 June 2007

As at		As at	As at
31 Dec 2006		30 Jun 2007	30 Jun 2006
(Audited)		(Audited)	(Unaudited)
	ASSETS
59,876	Fixed Assets	59,042	60,513
5,524	Interest in leasehold land held for own use under operating leases	5,471	5,573
13,644	Construction in progress	15,145	11,887
1,389	Deferred expenditure	1,490	1,236
449	Properties under development	457	446
99	Interest in associate	115	83
4,022	Loan to non-controlled subsidiary	4,214	4,031
92	Derivative financial assets	70	73
362	Stores and spares	367	379
571	Interest and other receivables	463	527
1,947	Cash and cash equivalents	545	3,793

87,975		87,379	88,541

	LIABILITIES
—	Short-term bank loans	1,013	—
2,459	Interest and other payables	2,427	2,756
2,054	Accrued charges and provisions for capital projects	2,118	2,295
540	Derivative financial liabilities	293	491
19,212	Interest-bearing borrowings	17,839	19,265
527	Deferred income	562	962
3,250	Deferred tax liabilities	3,257	3,177

28,042		27,509	28,946

59,933	NET ASSETS	59,870	59,595

	CAPITAL AND RESERVES
39,120	Share capital	39,120	39,120
20,813	Reserves	20,750	20,475

59,933		59,870	59,595

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION
Date	4 September 2007	By	/s/ Jeffrey Cheung
		Name:	Jeffrey Cheung
		Title:	Deputy Director-Finance